Exhibit 99.1

HEIDMAR CEO LETTER TO SHAREHOLDERS
Athens, Greece, February 26, 2025 - Following the completion of the business combination between Heidmar Maritime Holdings Corp. (NASDAQ: HMR) and MGO Global, Inc, Pankaj Khanna, the Chief Executive Officer of Heidmar addresses the below letter to Shareholders.
Dear Shareholders
I would like to thank you for your support during the merger process with MGO Global and welcome you to Heidmar.
Founded in 1984, Heidmar is a well-known and respected name in the global maritime community. We are a global,  tanker pool, commercial and technical management company.
Headquartered in Greece, Heidmar operates through subsidiaries incorporated in the Marshall Islands, Singapore, United Kingdom, Dubai and Hong Kong, with planned expansion into Houston, which will allow Heidmar to piggyback on established tanker presence and infrastructure.
Traditionally, our primary business for which we are well known has been the commercial management of oil tanker pools. We were the initiators of the first oil tanker pools in the industry and continue to provide this service to shipowners and oil companies/traders.
Over the last five years our business model has evolved, and we have positioned ourselves as asset managers for financial investors and smaller to medium sized ship owners who want to invest in shipping but do not have the in-house resources or the scale to do so. Today we offer:
•	Commercial Management: arranging the short-term or long-term employment of our customers’ vessels.
•	Technical Management: the provision of crews and systems onboard ships to manage the day-to-day running.
o	Currently, Heidmar commercially manages a fleet of 44 vessels, with an aggregate capacity of approximately 6.5 million dwt, and technically manages 4 vessels.
•
Asset Acquisition: Identifying attractive opportunities in the shipping markets and executing acquisitions or asset sales for our customers or investors who for whom we arrange the entire transaction, including financing and asset management.

•	Corporate Management: Assisting customers in legal set up, treasury, U.S. GAAP accounting and reporting
Depending upon our view on the market we also execute proprietary trades for our own balance sheet where we lease in assets for the short term to take advantage of market opportunities and also certain arbitrage opportunities as they arise.
As disclosed in our last SEC filings, for the six month period ended June 30, 2024, Heidmar‘s unaudited Results showed Revenues of $16.4 million and Net Income of $1.9 million.
Our results for the year ended December 31, 2024, are expected to be released within April 2025.
Following the closing of the merger with MGO Global, Heidmar has a total of 57,102,585 shares outstanding.
Heidmar insiders own 92% of the outstanding shares and are under a lock up period of four months. They have not sold any shares since the listing and are subject to the same market conditions as all investors.
In closing, our business has attractive growth prospects as the maritime industry is on the path of consolidation and decarbonization. In this context, small to medium sized shipowners find it increasingly more attractive to outsource to organizations like Heidmar, which can optimize operational efficiency and profitability rather than develop subscale operations in-house. We will consider both organic growth and M&A opportunities to grow the business.
On behalf of Heidmar’s management, I would like to thank you for your continued support.

About Heidmar, Inc.
Celebrating its 40th anniversary in 2024, Heidmar is an Athens based, first-class commercial and pool management business servicing the crude and product tanker market and is committed to safety, performance, relationships and transparency. With operations in Athens, London, Singapore, Chennai, Hong Kong and Dubai, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing our customers' profitability. Heidmar seeks to offer vessel owners a "one stop" solution for all maritime services in the crude oil, refined petroleum products and dry bulk shipping sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com.
Forward Looking Statements
This release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this press release, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Heidmar are forward-looking statements. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company's operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker or drybulk vessel capacity, changes in the Company’s operating expenses, demand for the Company's managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.
Investor Relations / Media:
Nicolas Bornozis
Capital Link
Tel. +1-212-661-7566
Email: heidmar@capitallink.com